Exhibit (d)(9)

EXECUTION COPY

EMPLOYEE ROLLOVER RESTRICTED STOCK UNIT AGREEMENT

The restricted stock unit holder listed on Appendix A hereto (the “Grantee”) holds restricted stock units (“RSUs”) with respect to the common stock of Ancestry.com Inc., a Delaware corporation (the “Company”) pursuant to the Ancestry.com Inc. 2009 Stock Incentive Plan (the “Plan”). The RSUs will continue in accordance with this Agreement (the “Rollover Agreement”) upon and following the consummation of the transactions contemplated under the Merger Agreement (as defined below). Each such RSU is set forth on Table I on Appendix A and is herein referred to as a “Rollover RSU.” Each of the undersigned parties hereto agrees to the terms and conditions contained herein.

Global Generations International Inc., a Delaware corporation (“Parent”), Global Generations Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated as of October 21, 2012 (the “Merger Agreement”), pursuant to which, on the terms and conditions set forth in the Merger Agreement, Merger Sub shall merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), and as a wholly-owned Subsidiary of Parent. In connection therewith, and as provided herein, the Rollover RSUs shall be exchanged at the Closing (as defined in the Merger Agreement) for restricted stock units (“Parent RSUs”) with respect to the common stock of Parent (“Common Stock”), subject to the modifications and upon the terms and conditions set forth herein.

Each of the Plan and the restricted stock unit agreement(s) pursuant to which the Rollover RSUs were granted (the “Original RSU Agreement(s)”), as modified by this Rollover Agreement, will be assumed by Parent by action of its board of directors (the “Board”) at the Closing. Upon and following the Closing, references to the “Company” in the Plan and the Original RSU Agreement(s) shall be deemed to refer to Parent. Obligations of the Company under the Original RSU Agreement(s), as modified by this Rollover Agreement, will be assumed by Parent at the Closing. Upon and following the Closing, any references to the “Committee” or the “Administrator” in the Plan or the Original RSU Agreement(s) shall be deemed to refer to the Compensation Committee of the Board, or if no such committee has been appointed, to the Board. The Parent RSUs shall remain subject to the terms of the Plan, a copy of which the Grantee has received. In addition, each Original RSU Agreement, as modified by this Rollover Agreement, shall continue in effect and govern the terms of the Parent RSUs attributable to it. Capitalized terms in this Rollover Agreement that are not defined herein shall have the meanings stated in the Plan. In the case of any conflict between the provisions hereof and those of the Plan, unless the context clearly requires otherwise, the provisions hereof shall be controlling.

1. RSU Exchange.

(a) Each separate grant of Rollover RSUs set forth on Table I of Appendix A shall be exchanged at Closing for a number of Parent RSUs equal to the product of the number of shares of common stock of the Company that were subject to the Rollover RSU immediately prior to the Closing multiplied by the ratio of the “Merger Consideration” (as defined in the Merger Agreement) to the Parent Common Stock Per Share Value, with the result rounded down to the nearest whole number of shares of Common Stock. Each Parent RSU will entitle the Grantee to one share of Common Stock or, in the discretion of Parent, cash in the amount of the

Fair Market Value of such Common Stock as of the date of settlement of such Parent RSU, or a combination of the foregoing. The “Parent Common Stock Per Share Value” shall mean the price per share paid by the Permira Funds to acquire Common Stock immediately prior to Closing.

(b) As soon as reasonably practicable following the Closing Date (as defined in the Merger Agreement), Table II of Appendix A will be completed to set forth the number of Parent RSUs based on the formula described in Section 1(a) above.

(c) Notwithstanding anything to the contrary contained in this Rollover Agreement, (i) the Grantee’s obligations under this Rollover Agreement shall not apply with respect to any Rollover RSUs (or portion thereof) that the Grantee forfeits prior to the Closing and Appendix A hereto automatically shall be updated to reflect any such forfeiture, and (ii) in the event that any Rollover RSUs (or portion thereof) vest prior to the Closing, (A) the number of Rollover RSUs shall be decreased by the number of Rollover RSUs (or portion thereof) that so vest and the Grantee shall have no obligations under this Rollover Agreement with respect to such vested Rollover RSUs (or portion thereof), (B) Appendix A hereto automatically shall be updated to reflect the reduction described in the immediately preceding clause (A), and (C) Grantee agrees to contribute to Parent prior to Closing the net number of shares of Company common stock that Grantee receives as a result of such vesting after giving effect to any reduction in shares to satisfy applicable withholding taxes, with such contribution to be made on substantially the same terms and conditions as those set forth in the Contribution Agreement, dated as of October 21, 2012, by and among Parent and the Grantee (the “Contribution Agreement”).

2. Vesting and Settlement. Each separate grant of Parent RSUs set forth on Table II of Appendix A shall vest and be settled in accordance with the schedule, terms and conditions set forth in the Original RSU Agreement attributable to the Rollover RSUs exchanged for such Parent RSUs, for the avoidance of doubt, without regard to any provision that would have provided for accelerated vesting upon the Merger. Notwithstanding the foregoing, Parent RSUs will also vest and be settled upon the termination of Grantee’s employment by the Company without “Cause” or for “Disability,” by the Grantee for “Good Reason” (with the terms Cause and Good Reason being defined in Grantee’s employment agreement with the Company) or on account of Grantee’s death. For this purpose, “Disability” shall have the meaning given to such term in Grantee’s employment agreement with the Company or, if such term is not defined therein, it shall have the meaning given to such term under the long term disability program of the Company in which Grantee participates.

3. Rights as a Stockholder. The Grantee shall not be deemed for any purpose to be the owner of any shares of Common Stock issuable pursuant to any Parent RSU unless and until (i) the Grantee shall have paid any withholding taxes due, (ii) the Grantee shall have delivered to the Company a fully executed copy of the Stockholders Agreement, (iii) the Company shall have issued shares of Common Stock to the Grantee and (iv) the Grantee’s name shall have been entered as a holder of record on the books of the Company. Upon the occurrence of all of the foregoing events, the Grantee shall have full ownership rights with respect to such shares of Common Stock, subject to the provisions of the Stockholders Agreement.

4. Certain Definitions.

(a) “Fair Market Value” shall mean, as of any date: (a) if the Common Stock is not listed on a nationally recognized stock exchange, the value of such Common Stock on that date, as determined by the Committee in its good faith discretion, subject to the appraisal rights of the Optionee under the Stockholders Agreement, or (b) if the Common Stock is listed or admitted to unlisted trading privileges on a nationally recognized stock exchange, the closing price of the Common Stock as reported on the principal nationally recognized stock exchange on which the Common Stock traded on such date, or if no Unit prices are reported on such date, the closing price of the Common Stock on the next preceding date on which there were reported Common Stock prices.

(b) “Permira Funds” means funds advised by Permira Advisers LLC that are investing in Parent at the Closing.

(c) “Stockholders Agreement” means the stockholders agreement entered into as of the Closing Date between the Parent and certain other parties thereto providing terms applicable to Common Stock.

5. Representations and Warranties.

(a) The Grantee hereby represents and warrants as follows:

(i) The Grantee has all requisite power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Rollover Agreement. This Rollover Agreement has been duly executed and delivered by the Grantee and this Rollover Agreement constitutes a valid and binding agreement of the Grantee enforceable against the Grantee in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors” rights and to general equity principles.

(ii) The execution, delivery and performance of this Rollover Agreement by the Grantee do not and will not (i) require the Grantee to obtain any consents, registrations, approvals, permits or authorizations from any domestic or foreign governmental or regulatory authority, agency, commission body, court or other legislative, executive or judiciary government entity or (ii) constitute or result in a breach or violation of, or a default under, or result in the creation of a lien on any of the Grantee’s property pursuant to (A) any bond, debenture, note or other evidence of indebtedness or any indenture or other material agreement to which the Grantee is a party or by which the Grantee is bound or to which any of the Grantee’s property may be subject or (B) any law affecting the Grantee.

(iii) Immediately prior to the Closing, the Grantee will be the record and beneficial owner of the Rollover RSUs set forth on Appendix A hereto, free and clear or any liens.

(iv) The Grantee has not granted and is not a party to any proxy, voting trust or other agreement which conflicts with any provision of this Rollover Agreement, and the Grantee shall not grant any proxy or become party to any voting trust or other agreement which conflicts with any provision of this Rollover Agreement.

(v) The Grantee is acquiring the Parent RSUs for his or her own account, for investment and not with a view to the sale or distribution thereof, nor with any present intention of distributing or selling the same. The Grantee acknowledges that (i) the Parent RSUs have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the Common Stock will not be registered under the Securities Act, and, consequently, the materials relating to the offer have not been subject to review and comment by the staff of the Securities and Exchange Commission or any other governmental authority, (ii) there is not now and there may never be any public market for the Parent RSUs or the Common Stock acquired pursuant to exercise of a Parent RSU and (iii) Rule 144 promulgated under the Securities Act is not presently available with respect to the sale of any Parent RSUs or Common Stock issued pursuant to any Parent RSUs.

(vi) The Grantee has executed and returned to Parent a questionnaire in the form attached hereto as Appendix B for purposes of determining whether the Grantee is an “accredited investor,” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(vii) The Grantee has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Parent RSUs and has had full access to such other information concerning Parent and its subsidiaries as it has requested. The Grantee’s knowledge and experience in financial and business matters is such that it is capable of evaluating the merits and risk of the investment in the Parent RSUs. The Grantee has carefully reviewed the terms and provisions of this Rollover Agreement and has evaluated the restrictions and obligations contained herein and therein. In furtherance of the foregoing, the Grantee represents and warrants that (i) no representation or warranty, express or implied, whether written or oral, as to the financial condition, results of operations, prospects, properties or business of Parent, Merger Sub or any of their subsidiaries or as to the desirability or value of an investment in Parent has been made to the Grantee by or on behalf of Parent, Merger Sub or any of their subsidiaries, (ii) the Grantee has relied upon its own independent appraisal and investigation, and the advice of its own counsel, tax advisors and other advisors, regarding the risks of an investment in Parent and (iii) the Grantee will continue to bear sole responsibility for making its own independent evaluation and monitoring of the risks of its investment in Parent.

(viii) The Grantee’s financial situation is such that the Grantee can afford to bear the economic risk of holding the Parent RSUs and, if acquired following exercise of the Parent RSUs, the Common Stock for an indefinite period and the Grantee can afford to suffer the complete loss of its investment in the Parent RSUs.

(ix) The Grantee is not subscribing for the Parent RSUs as a result of or subsequent to any advertisement, article, notice or other communication published in any newspapers, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person or entity not previously known to Grantee in connection with investments in securities generally.

6. Covenants.

(a) The Grantee shall not directly or indirectly sell, transfer, pledge, assign, hypothecate, gift, place in trust or otherwise dispose of any of the Rollover RSUs (or any interest therein, including by entering into any agreement, understanding or arrangement, whether or not in writing, to effect any of the foregoing) between the date hereof and the Closing or, if earlier, until termination of this Rollover Agreement in accordance with its terms.

(b) The Grantee shall not enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with the Grantee’s representations, warranties, covenants and obligations under this Rollover Agreement, or take any action that would reasonably be expected to restrict or otherwise affect the Grantee’s power, authority and right to comply with and perform his covenants and obligations under this Rollover Agreement.

7. Withholding. Parent shall have the right to withhold from any cash amounts payable hereunder to the Grantee such amount as shall be sufficient to satisfy all Federal, state and local withholding tax requirements relating thereto. Except as set forth below, whenever shares of Common Stock are to be issued upon settlement of a Parent RSU, Parent shall have the right to require the Grantee to remit to Parent cash sufficient to satisfy all federal, state and local withholding tax requirements prior to issuance of the shares of Common Stock and the delivery of any certificate or certificates for such shares of Common Stock. Notwithstanding the foregoing, (i) if any of the Parent RSUs vest at a time when the ratio of net debt of Parent and its subsidiaries to trailing 12-month EBITDA is less than 4.5:1 or (ii) with respect to any Parent RSUs that vest on or prior to the second anniversary of the Closing Date, in each case the Grantee may satisfy such tax withholding obligations by surrendering to Parent at the time of settlement shares of Common Stock having a Fair Market Value on the vesting date equal to the withholding tax obligations. The Grantee agrees to indemnify Parent against any national, federal, state and local withholding taxes for which Parent may be liable in connection with any payments hereunder and the Grantee’s acquisition, ownership or disposition of any share of Common Stock.

8. Counterparts. This Rollover Agreement may be executed by .pdf or facsimile signatures and in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

9. Amendments and Waivers. This Rollover Agreement may not be modified or amended, and no provision of this Rollover Agreement may be waived, except by a written instrument signed by Parent, the Company and the Grantee. No waiver of any breach or default hereunder shall be deemed a waiver of any subsequent breach of the same or similar nature.

10. Specific Performance. The Grantee acknowledges and agrees that a breach of this Rollover Agreement by the Grantee would cause irreparable damage to Parent and that Parent would not have an adequate remedy at law. Accordingly, the obligations of the Grantee under this Rollover Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith.

11. Third Party Beneficiary. The Company shall be, and is intended to be, a third party beneficiary of the rights of Parent under this Rollover Agreement. The Company shall be entitled to an injunction, specific performance and other equitable remedies to enforce this Rollover Agreement. Subject to the terms and conditions of this Rollover Agreement, the Company shall have the right to enforce this Rollover Agreement directly against the Grantee irrespective of whether Parent pursues such injunction, specific performance or other equitable remedies.

12. Assignment. This Rollover Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of each of the parties hereto. For the avoidance of doubt, this Rollover Agreement shall be binding upon the representatives, heirs and estate of the Grantee in the event of the death or incapacity of the Grantee. Any assignment by a party hereto requires consent of the other parties hereto, except that Parent may assign its rights and obligations hereunder to an Affiliate; provided that no such assignment shall relieve Parent of its obligations hereunder.

13. Termination. This Rollover Agreement shall terminate (a) upon mutual written consent of Parent, the Company and the Grantee, (b) automatically without any further action of the parties hereto if, at any time prior to the Closing, the Merger Agreement shall have been terminated in accordance with its terms, (c) upon the termination of the Grantee’s employment by the Company without Cause (as defined in any applicable employment agreement between the Grantee and the Company or Parent) or by Grantee for Good Reason (as defined in any applicable employment agreement between the Grantee and the Company or Parent), or (d) upon the death of the Grantee prior to Closing, provided that Section 1(c) of this Rollover Agreement shall survive any such termination until fully satisfied and the parties shall amend the Contribution Agreement to include a contribution of the shares issued upon the vesting of the RSUs upon the Grantee’s death. Except as provided in the immediately preceding sentence, upon any such termination, the rights and obligations of the parties shall terminate and there shall be no liability on the part of Parent or the Grantee under this Rollover Agreement; provided, that no such termination of this Rollover Agreement shall relieve any party from liability for any willful breach of this Rollover Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Rollover Agreement as of the date(s) set forth below.

GLOBAL GENERATIONS INTERNATIONAL, INC.

By:	/s/ Brian Ruder
Name: Brian Ruder
Title: President, Chief Executive Officer, and Secretary

October 21, 2012
Date

/s/ Timothy Sullivan
Timothy Sullivan

October 21, 2012
Date

CONSENT OF SPOUSE

The undersigned spouse of the Grantee has read and hereby approves the terms and conditions of the Plan and this Rollover Agreement. In consideration of the Company’s granting his or her spouse Parent RSUs as set forth in this Rollover Agreement, the undersigned hereby agrees to be irrevocably bound by the terms and conditions of the Plan and this Rollover Agreement and further agrees that any community property interest shall be similarly bound. The undersigned hereby appoints the undersigned’s spouse as attorney-in-fact for the undersigned with respect to any amendment or exercise of rights under the Plan or this Rollover Agreement.

/s/ Jane Sullivan
Spouse of the Grantee

☐	Not applicable.

APPENDIX A

Name of Grantee: Timothy Sullivan

I. Rollover RSUs

Date of Grant	Number of Rollover RSUs
5/16/2011	150,000

II. Parent RSUs

Date of Grant of the Original Rollover RSUs to Which the Parent RSUs are Attributable	Number of Parent RSUs

[Appendix A to RSU Rollover Agreement]

ACCREDITED INVESTOR QUESTIONNAIRE

Please check any and all boxes that apply. You must check at least one box:

☒	(i) Your individual net worth, or joint net worth with your spouse, its of the date indicated below, exceeds $1,000,000;

For purposes of this paragraph (i), “net worth” means your assets (excluding the value of your primary residence) minus your liabilities (excluding any debt secured by your primary residence), provided that:

1)	if the amount of the debt secured by your primary residence is greater than the estimated fair market value of your primary residence, you must include such excess amount as a liability;

2)	if you borrowed any amount secured by your primary residence within the 60 day period prior to the date indicated below, you must include such amount as a liability, unless such borrowing results from the acquisition of your primary residence. If you cease to have at least $1,000,000 in net worth for any reason between the date indicated below and the date of your equity purchase or the date your equity award is made, as applicable, including by reason of borrowing additional amounts secured by your primary residence, you must notify the company of your change in status.

☒

(ii) You had individual income[1] in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of those years, and you have a reasonable expectation of reaching the same income level in the current year; or

☐	(iii) None of the statements above apply.

Name (printed):	Timothy Sullivan

Name (signed):	/s/ Timothy Sullivan

State of Residence:	UT

Date: October 21, 2012

1 The term “individual income” means adjusted gross income as reported for federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse), and the term “joint income” means adjusted gross income as reported for federal income tax purposes, including any income attributable to a spouse or to a property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax exempt under section 103 of the Internal Revenue Code; (ii) the amount of losses claimed as a limited partner in a limited partnership (as reported on Schedule E of Form 1040); and (iii) any deduction claimed for depletion under section 611 et seq, of the Internal Revenue Code.